Exhibit 20
George Westinghouse Technology Center
Building 801 — 1386 Beulah Road
Pittsburgh, Pennsylvania 15235
(800) 972-7341

Investor Contact:	Company Contact:
Alliance Advisors, LLC.	John C. Regan, Chairman & CEO
Mark McPartland / Chris Camarra	Nick Battaglia, CFO
212-398-3487	412-243-3200
ccamarra@allianceadvisors.net
FOR IMMEDIATE RELEASE
FlagshipPDG Announces First Quarter Results
PITTSBURGH, PA, June 12, 2008 — PDG Environmental, Inc. (dba FlagshipPDG) (OTC BB: PDGE), a leading provider of environmental remediation, disaster response and reconstruction services, today reported financial results for the fiscal first quarter ended April 30, 2008.
Revenue for the first quarter of fiscal 2009 was $17.7 million, down 18.4% from the $21.7 million reported in the first quarter of fiscal 2008. Field margin for the first quarter of fiscal 2008 was $4.7 million or approximately 27% of revenue as compared to field margin of $6.5 million or approximately 30% of revenue in the prior year fiscal quarter. The company reported a net after-tax loss of $(1.1) million, or $(0.05) per diluted share in the first quarter of fiscal 2009, compared with net income of $0.3 million, or $0.01 per diluted share in the first quarter of fiscal 2008. EBITDA (earnings before interest, taxes, depreciation and amortization) was a negative $(0.8) million for the current quarter versus a positive EBITDA of $1.3 million for the comparable period in fiscal 2008. Although other direct and SG&A costs were down $0.65 million sequentially from the fourth quarter of fiscal 2008, they did increase by $0.35 million as compared to the first quarter of fiscal 2008 due principally to marketing and re-branding costs, personnel costs for finance and sales professionals, non-cash stock option expense, and ongoing costs for Sarbanes Oxley. In the first quarter of fiscal 2009 and first quarter of fiscal 2008, FlagshipPDG recorded non-cash accounting costs of $0.2 million related to its July 2005 private placement. Average shares outstanding for the quarter rose to 20.8 million for the first quarter of fiscal 2009 from 20.5 million for the first quarter of fiscal 2008.
     “While the first quarter is historically very slow for FlagshipPDG, the revenues for the first quarter of fiscal 2009 were significantly less than anticipated. Two significant projects in New York that were expected to start early in the quarter did not begin to ramp up until April, a large contract with a school district in California did not produce expected revenues, and reconstruction revenues were down significantly from the fourth quarter. Fortunately the two contracts in New York are now going strong, the California contract is beginning to generate additional revenues and we have recently received a number of significant awards on the reconstruction side that will be starting this quarter. Backlog remains strong at about $57 million and we continue to trim overhead costs where appropriate with recent cuts projected to save nearly $700,000 annually. On the strength of the recent backlog additions and ramp-up of existing contracts, we look forward to much improved results for the second quarter,” said John C. Regan, chairman and chief executive officer of FlagshipPDG.

Conference Call
FlagshipPDG will host a conference call on June 12, 2008 at 11:00 a.m. Eastern. During the call, John C. Regan, Chairman and Chief Executive Officer, and Nick Battaglia, Chief Financial Officer, will discuss the Company’s quarterly performance and financial results.
Conference Call Details
Conference Call Details
Date: Thursday, June 12, 2008
Time: 11:00 a.m. (EST)
Dial-in Number: 1-800-762-8779
International Dial-in Number: 1-480-248-5081
It is recommended that participants phone-in approximately 5 to 10 minutes prior to the start of the 11:00 a.m. call. A telephonic replay of the conference call may be accessed approximately two hours after the call through June 19, 2008, by dialing 1-800-406-7325 or 1-303-590-3030 for international callers and entering the replay access code 3884941.
The company makes use of EBITDA (earnings before interest, taxes, depreciation and amortization) as a financial measure which it believes is a useful performance indicator. EBITDA is not a recognized term under generally accepted accounting principles, or “GAAP,” and should not be considered as an alternative to net income/(loss) or net cash provided by operating activities, which are GAAP measures. A reconciliation of EBITDA to net income/(loss) appears at the end of this release as actual results for the quarter.
About FlagshipPDG
FlagshipPDG, headquartered in Pittsburgh, PA, is a leading provider of specialty contracting services including asbestos abatement, mold remediation, emergency response, demolition and reconstruction to commercial, industrial and governmental clients nationwide. With over twenty years experience, FlagshipPDG has offices nationwide capable of responding to customer requirements coast to coast. For additional information, please visit http://www.FlagshipPDG.com.
Safe Harbor Statement under Private Securities Act of 1995: The statements contained in this release, which are not historical facts, may be deemed to contain forward-looking statements, including, but not limited to, deployment of new services, growth of customer base, and growth of service area, among other items. Actual results may differ materially from those anticipated in any forward-looking statement with regard to magnitude, timing or other factors. Deviation may result from risk and uncertainties, including, without limitation, the company’s dependence on first parties, market conditions for the sale of services, availability of capital, operational risks on contracts, and other risks and uncertainties. The company disclaims any obligation to update information contained in any forward-looking statement.
- Tables to follow —

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED OPERATIONS
(UNAUDITED)

	For the Three Months Ended April 30,
	2008	2007

Contract Revenues	$17,715,000	$21,700,000

Job Costs	13,002,000	15,234,000

Field Margin	4,713,000	6,466,000

Other Direct Costs	2,480,000	2,773,000

Gross Margin	2,233,000	3,693,000

Selling General & Administrative expenses	3,461,000	2,814,000
(Gain) loss on Sale of Fixed Assets	3,000	—

Income (Loss) From Operations	(1,231,000)	879,000

Other Income (Expense):
Interest Expense	(203,000)	(271,000)
Non-cash interest expense for preferred dividends and accretion of discount	(248,000)	(210,000)
Interest and other income, net	21,000	5,000

	(430,000)	(476,000)

(Loss) Before Income Taxes	(1,661,000)	403,000

Income Tax (Benefit) Provision	(517,000)	89,000

Net Income (Loss)	$(1,144,000)	$314,000

Per share of common stock:
Basic	$(0.05)	$0.02

Dilutive	$(0.05)	$0.01

Earnings per share calculation:
Average common share equivalents outstanding	20,814,000	20,502,000

Average dilutive common share equivalents outstanding	—	495,000

Average common share and dilutive common equivalents outstanding	20,814,000	20,997,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
RECONCILIATION OF EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (“EBITDA”)
(UNAUDITED)

	For the Three Months Ended April 30,
	2008	2007

Net Income (Loss)	$(1,144,000)	$314,000

Income Tax Provision (Benefit)	(517,000)	89,000

Interest Expense	203,000	271,000

Non-cash interest expense for preferred dividends and accretion of discount	248,000	210,000

Depreciation and Amortization	450,000	461,000

EBITDA	(760,000)	1,345,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30,	January 31,
	2008	2008
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$87,000	$90,000
Contracts receivable, net	19,348,000	22,154,000
Costs and estimated earnings in excess of billings on uncompleted contracts	3,266,000	3,325,000
Inventories	601,000	689,000
Prepaid income taxes	—	—
Deferred income tax asset	1,181,000	1,111,000
Other current assets	1,037,000	94,000

Total Current Assets	25,520,000	27,463,000

Property, Plant and Equipment	12,296,000	12,201,000
Less: accumulated depreciation	10,102,000	9,859,000

	2,194,000	2,342,000

Goodwill	2,614,000	2,614,000
Deferred Income Tax Asset	3,251,000	2,804,000
Contracts Receivable, Non Current	677,000	677,000
Costs in excess of billings, Non Current	3,327,000	3,327,000
Intangible and Other Assets	4,822,000	5,018,000

Total Assets	$42,405,000	$44,245,000

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$7,936,000	$9,729,000
Billings in excess of costs and estimated earnings on uncompleted contracts	1,859,000	1,832,000
Accrued income taxes	187,000	255,000
Current portion of long-term debt	394,000	412,000
Accrued liabilities	5,827,000	4,921,000

Total Current Liabilities	16,203,000	17,149,000

Long-Term Debt	10,552,000	10,679,000

Series C Redeemable Convertible Preferred Stock	3,694,000	3,446,000

Total Liabilities	30,449,000	31,274,000

Stockholders’ Equity
Common stock	418,000	418,000
Common stock warrants	1,628,000	1,628,000
Additional paid-in capital	19,857,000	19,728,000
Retained Earnings (deficit)	(9,909,000)	(8,765,000)
Less treasury stock, at cost	(38,000)	(38,000)

Total Stockholders’ Equity	11,956,000	12,971,000

Total Liabilities and Stockholders’ Equity	$42,405,000	$44,245,000

PDG ENVIRONMENTAL, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(UNAUDITED)

	For the Three Months Ended April 30,
	2008	2007
Cash Flows From Operating Activities:

Net income (loss)	$(1,144,000)	$314,000
Adjustments to Reconcile Net Income (Loss) to Cash:
Depreciation and amortization	450,000	461,000
(Benefit) Provision for deferred income taxes	(517,000)	67,000
Interest expense for Series C preferred stock accretion of discount	248,000	210,000
Loss on sale of fixed assets	3,000	—
Stock based compensation	129,000	53,000
Provision for uncollectable accounts	—	(40,000)

	(831,000)	1,065,000

Changes in Assets and Liabilities Other than Cash:
Contracts receivable	2,806,000	(1,905,000)
Costs and Estimated Earnings in Excess of Billings on uncompleted contracts	59,000	58,000
Inventories	88,000	(35,000)
Prepaid/accrued income taxes	(68,000)	230,000
Other current assets	370,000	584,000
Accounts payable	(1,793,000)	541,000
Billings in excess of costs and estimated earnings on uncompleted contracts	27,000	(506,000)
Accrued liabilities	(81,000)	(292,000)

Total Changes in Assets and Liabilities Other than Cash	1,408,000	(1,325,000)

Net Cash Provided by (Used in) by Operating Activities	577,000	(260,000)

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(86,000)	(137,000)
Proceeds from sale of fixed assets	1,000	—
Change in other assets	3,000	(25,000)

Net Cash Used in Investing Activities	(82,000)	(162,000)

Cash Flows From Financing Activities:
Proceeds from debt	—	705,000
Payment of premium financing liability	(326,000)	(289,000)
Principal payments on debt	(172,000)	(82,000)

Net Cash (Used in) Provided by Financing Activities	(498,000)	334,000

Change in cash and cash equivalents	(3,000)	(88,000)
Cash and cash equivalents, beginning of period	90,000	158,000

Cash and Cash Equivalents, end of period	$87,000	$70,000

Supplementary disclosure of non-cash Investing and Financing Activity:
Change in goodwill and accrued liabilities for earnout liability	—	(32,000)
Financing of annual insurance premium	$1,313,000	$983,000
Non-Cash purchase of fixed assets financed through capital lease	$27,000	$38,000